UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MACROGENICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

556099109

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556099109

1	Names of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,200,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,200,000
9	Aggregate amount beneficially owned by each reporting person. 2,200,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.0%*
12	Type of reporting person. OO

*	Based on 36,822,710 shares of common stock reported to be outstanding as of November 3, 2017 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 556099109

1	Names of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,200,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,200,000
9	Aggregate amount beneficially owned by each reporting person. 2,200,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.0%*
12	Type of reporting person. CO

*	Based on 36,822,710 shares of common stock reported to be outstanding as of November 3, 2017 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 556099109

1	Names of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 787,260
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 787,260
9	Aggregate amount beneficially owned by each reporting person. 787,260
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.1%*
12	Type of reporting person. OO

*	Based on 36,822,710 shares of common stock reported to be outstanding as of November 3, 2017 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

CUSIP No. 556099109

1	Names of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,987,260
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,987,260
9	Aggregate amount beneficially owned by each reporting person. 2,987,260
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.1%*
12	Type of reporting person. IN

*	Based on 36,822,710 shares of common stock reported to be outstanding as of November 3, 2017 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on June 12, 2017 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Braslyn Ltd. (“Braslyn”) and Joe Lewis (together with Boxer Capital, Boxer Management and Braslyn, the “Reporting Persons”), as amended by Amendment No. 1 filed on November 1, 2017. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital and Boxer Management beneficially own 2,200,000* shares of Common Stock. Braslyn beneficially owns 787,260* shares of Common Stock. Joe Lewis beneficially owns 2,987,260* shares of Common Stock. The Reporting Persons may be deemed to beneficially own 2,987,260* shares of Common Stock in the aggregate.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital and Boxer Management represent 6.0% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Braslyn represent 2.1% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Joe Lewis represent 8.1% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons in the aggregate represent 8.1% of the Issuer’s outstanding shares of Common Stock. All percentages are based on 36,822,710 shares of common stock reported to be outstanding as of November 3, 2017 on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any shares of Common Stock the Reporting Persons beneficially own.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 2,200,000 shares of Common Stock they beneficially own. Braslyn has shared power to vote or to direct the vote of the 787,260 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 2,987,260 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any of the shares of Common Stock the Reporting Persons beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 2,200,000 shares of Common Stock they beneficially own. Braslyn has shared power to dispose or to direct the disposition of the 787,260 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 2,987,260 shares of Common Stock he beneficially owns.

*	As of February 14, 2018, Boxer Capital and Boxer Management beneficially own 2,200,000 shares of Common Stock, Braslyn beneficially owns 977,426 shares of Common Stock, and Joe Lewis beneficially owns 3,177,426 shares of Common Stock. As of February 14, 2018, the Reporting Persons may be deemed to beneficially own 3,177,426 shares of Common Stock in the aggregate.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on November 1, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

BOXER CAPITAL, LLC

By:	/s/ Aaron I Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually